Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JUNE 30, 2022
DATE AND TIME: On June 30, 2022, at 9:00 a.m.
CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.
QUORUM: The totality of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.
RESOLUTIONS UNANIMOUSLY ADOPTED:
1. CESAR NIVALDO GON, as qualified below, was elected as member of the PERSONNEL COMMITTEE for the current annual term of office, which will be effective until those elected at the Meeting of the Board of Directors following the Annual General Stockholders’ Meeting of 2023 take office.
2. As a consequence, the PERSONNEL COMMITTEE will be composed as follows:
PERSONNEL COMMITTEE
Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132.
Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; CESAR NIVALDO GON, Brazilian, married, businessperson, bearer of the Identity Card (RG-SSP/SP) No. 19.772.487-5 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 154.974.508-57, domiciled in the city of Campinas, state of São Paulo, at Rua Doutor Ricardo Benetton Martins, 1000, Prédio 23B, Polo II de Alta Tecnologia, CEP 13086-902; and FABIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG- SSP/SP) No. 5654446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 771733258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902.
3. The transfer of the responsibility for the Environmental, Social and Climate Responsibility Policy (PRSAC) – Resolution No. 4,945/21 of the National Monetary Council (CMN) from

MEETING OF THE BOARD OF DIRECTORS OF JUNE 30, 2022 – 9:00 AM.
.2
Officer José Geraldo Franco to Officer Luciana Nicola Schneider as from July 1, 2022 was registered.
CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary of the Board, drafted these minutes and after they were read and approved by all, they were signed. São Paulo (SP), June 30, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence